Strategic Combination of InterXion and Digital Realty NYSE: INXN February 2020 Filed by InterXion Holding N.V. Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: InterXion Holding N.V. Filer’s SEC File No.: 001-35053

Note Regarding Forward-Looking Statements InterXion cautions that statements in this communication that are forward-looking, and provide other than historical information, involve risks, contingencies and uncertainties that may impact actual results of operations of DLR, InterXion and the combined company. These forward-looking statements include, among other things, statements about anticipated satisfaction of closing conditions and completion of the proposed transactions contemplated by the purchase agreement between them. Although we believe that the expectations reflected in those forward-looking statements are reasonable, we can give no assurance that those expectations will prove to have been correct. Those statements are made by using various underlying assumptions and are subject to numerous risks, contingencies and uncertainties, including, among others: the ability of DLR and InterXion to obtain the regulatory and shareholder approvals necessary to complete the anticipated combination, on the anticipated timeline or at all; the risk that a condition to the closing of the anticipated combination may not be satisfied, on the anticipated timeline or at all or that the anticipated combination may fail to close; the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted relating to the anticipated combination; the costs incurred to consummate the anticipated combination; the possibility that the expected synergies from the anticipated combination will not be realised, or will not be realised within the expected time period; difficulties related to the integration of the two companies; disruption from the anticipated combination making it more difficult to maintain relationships with customers, employees, regulators or suppliers; the diversion of management time and attention on the anticipated combination; adverse changes in the markets in which DLR and InterXion operate or credit markets; and changes in the terms, scope or timing of contracts, contract cancellations, and other modifications and actions by customers and other business counterparties of DLR and InterXion. If one or more of these risks materialize, or if underlying assumptions prove incorrect, actual results may vary materially from those expected. You should not place undue reliance on forward looking statements. For a more complete discussion of these and other risk factors, please see (i) DLR’s filings with the SEC, including its annual report on Form 10-K for the year ended December 31, 2018 and subsequent quarterly reports on Form 10-Q, and (ii) InterXion’s filings with the SEC, including its annual report on Form 20-F for the year ended December 31, 2018 and subsequent reports on Form 6-K. This communication reflects the views of DLR’s and InterXion’s management as of the date hereof. Except to the extent required by applicable law, DLR and InterXion undertake no obligation to update or revise any forward-looking statement. This document contains references to certain non-IFRS financial measures, such as EBITDA (Pre-IFRS16) and EBITDAR (Post-IFRS16). Such non-IFRS measures should not be considered a substitute for, or superior to, financial measures determined calculated in accordance with IFRS. InterXion is not providing a quantitative reconciliation of the forward-looking financial measures set forth above that are not calculated in accordance with IFRS. In accordance with Item 10(e)(1)(i)(B) of Regulation S-K, a quantitative reconciliation of forward-looking non-IFRS financial measures is only required to the extent it is available without unreasonable efforts. InterXion does not currently have sufficient data to accurately estimate the variables and individual adjustments for such reconciliation, including normal variability in income taxes, share-based compensation, which is directly impacted by unpredictable fluctuations in InterXion’s share price, and other non-recurring or unusual items such as impairment losses, transaction costs and litigation gains (losses). InterXion is unable to quantify the probable significance of these items at this time. The adjustments required for any such reconciliation of the forward-looking non-IFRS financial measures cannot be accurately forecast by InterXion, and therefore the reconciliations have been omitted. Certain financial and other information presented in this document has not been audited or reviewed by our independent auditors. Certain numerical, financial data, other amounts and percentages in this document may not sum due to rounding. In addition, certain figures in this document have been rounded to the nearest whole number. Disclaimer Additional Information and Where to Find It This communication is for information purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval with respect to the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transactions, on December 5, 2019, DLR filed a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), that included a proxy statement of DLR, which also constitutes a prospectus of DLR. The Registration Statement was amended on January 7, 2020 and January 24, 2020, and was declared effective by the SEC on January 27, 2020. On January 29, 2020, DLR caused its subsidiary to file a Tender Offer Statement on Schedule TO (the “Schedule TO”) with the SEC and on the same date, InterXion filed a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with the SEC. Also in connection with the exchange offer, DLR intends to mail a definitive proxy statement/prospectus to shareholders of DLR and InterXion. The solicitation and offer to purchase shares of InterXion’s ordinary shares is only being made pursuant to the Schedule TO and related offer to purchase. This material is not a substitute for the proxy statement/prospectus, the Schedule TO, the Schedule 14D-9 or the Registration Statement or for any other document that DLR or InterXion may file with the SEC and send to DLR’s or InterXion’s shareholders in connection with the proposed transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION OR DECISION WITH RESPECT TO THE EXCHANGE OFFER, WE URGE INVESTORS OF DLR AND INTERXION TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS, SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND Schedule 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY DLR AND INTERXION WITH THE SEC CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT DLR, INTERXION AND THE PROPOSED TRANSACTIONS. Investors may obtain free copies of the Registration Statement, proxy statement/prospectus, Schedule TO and Schedule 14D-9, as each may be amended from time to time, and other relevant documents filed by DLR and InterXion with the SEC at http://www.sec.gov, the SEC’s website, or free of charge from DLR’s website (http://www.digitalrealty.com) or by contacting DLR’s Investor Relations Department at (415) 848-9311. These documents are also available free of charge from InterXion’s website (http://www.interxion.com) or by contacting InterXion’s Investor Relations Department at (813) 644-9399. Participants in the Solicitation DLR, InterXion and their respective directors and certain of their executive officers and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from DLR’s and InterXion’s shareholders in connection with the proposed transactions. Information regarding the officers and directors of DLR is included in its definitive proxy statement for its 2019 annual meeting filed with the SEC on April 1, 2019. Information regarding the officers and directors of InterXion and their ownership of InterXion ordinary shares is set forth in InterXion’s Annual Report on Form 20-F, which was filed with the SEC on April 30, 2019. Additional information regarding the persons who may be deemed participants and their interests are set forth in the Registration Statement and proxy statement/prospectus and other materials filed with SEC in connection with the proposed transactions. Free copies of these documents may be obtained as described in the paragraphs above.

Transaction Summary Significant premium to InterXion unaffected spot closing stock price on October 9, 2019 At announcement: 20% premium based on Digital Realty spot closing stock price on October 28, 2019 Current: 12% premium based on Digital Realty spot closing stock price on February 6, 2020 Highest EBITDA multiple of any major transaction in the data centre segment, even more compelling on a tax-adjusted basis (which allows for an apples-to-apples comparison to US data centre REITs) Advantageous timing leverages InterXion’s 2.3x stock price appreciation since 2016 versus 1.5x for Digital Realty. Deal exchange ratio of 0.7067x is meaningfully higher than historical trading exchange ratios, even as those climbed Optimal form of merger consideration at a favorable relative value enables the combined company to deploy its capital toward growth and offers InterXion shareholders the opportunity to participate in a greater value creation story Post-announcement trading reflected sector concerns, not transaction concerns, as demonstrated by the recent recovery in Digital Realty, InterXion and peer group share prices A compelling valuation now, with significant upside potential for the future The global data centre business is evolving as leading global cloud and platform accounts increasingly focus on partnering with data centre operators with global scale In addition to Digital Realty, InterXion held substantive discussions with eight other parties over a five-year period, resulting in three written offers and two oral proposals Digital Realty is the best complementary fit and this transaction is the best path forward to unlock significant value for all stakeholders Creates the global footprint and enhanced scale InterXion needs to compete directly with the other leading data centre operators Enables access to revenue opportunities InterXion could not access on workable terms on a stand-alone basis The proposed transaction significantly de-risks — from both a business perspective and a financial perspective — InterXion’s future growth prospects The right time, the right partner, the right strategic move

Growth in classical colocation is shifting as enterprises: Migrate legacy applications to cloud-based information technology architectures (public, private and hybrid) Reengineer their processes and corresponding information technology architectures to handle the explosive growth of data in their businesses, attack the opportunities presented by IoT and benefit from the application of AI to their business opportunities InterXion's demand from global cloud platforms is evolving with cloud platform operators beginning to build some of their own data centres and increasingly focusing their attention on data centre operators with global reach While InterXion’s very focused customer orientation (supported by its culture) is a recognized key differentiator in why customers want to do business with it, InterXion faces increasing competition in Europe from two major players who: Offer greater global reach and scale to cloud and software platforms operators, social media and indirect channel partners (carriers, ITSPs or SIs) Have larger balance sheets and significantly more favorable access to lower cost of capital InterXion also currently lacks and is unlikely to be able to develop on its own: A viable set of assets in London (which remains a significant missed opportunity for InterXion) A meaningful position in the US where much of the cloud platform and software development originates InterXion Faces a Rapidly Evolving Market for Data Centre Capacities and Services in Its Region and Globally

40% 30% 30% Connectivity Platforms Enterprises Communities of Interest Have Been the Foundation of InterXion’s Business Model and Its Superior Returns…

… But Demand Is Evolving and Requires an Expanded Approach to Developing and Serving Communities of Interest

While InterXion developed and exploited the right business model for the market in Europe over of the past decade, the global cloud, software and media platforms will be driving demand for data centre capacity and services on a global scale for the foreseeable future These global platforms, their enterprise customers and their technical support partners will require data centre operators that can address their global requirements at a scale that is beyond InterXion’s stand-alone capacities Combining with Digital Realty will create a company that can more effectively compete with the major market players The combined Digital Realty/InterXion will: Have a global footprint and enhanced scale Have an investment grade balance sheet with very favorable access to attractively priced capital (potential 350-375 bps savings on InterXion debt financing) Enable Digital Realty to adopt and deploy InterXion’s Communities of Interest business model and customer-focused organisational approach across its existing business Enable InterXion to offer the large-scale and long-term commitments that global platform and enterprise customers are increasingly asking InterXion to provide A Combined Digital Realty/InterXion Creates a Formidable Global Competitor in the Evolving Global Data Centre Business

interxion

Combination Creates Highly Complementary Global Footprint and Enhanced Scale That InterXion's Customers Will Require

DIGITAL REALTY	+	interxion	=	DIGITAL REALTY interxion
Countries: 15		Countries: 11		Countries: 20
Metro Areas: 36		Metro Areas: 13		Metro Areas: 44 [(1)]
Data Centres: 223		Data Centres: 54		Data Centres: 265 [(1)]



Seoul
Tokyo
Osaka
Hong Kong
Singapore
Sydney
Melbourne
Seattle
Portland
Minneapolis / St. Paul
Toronto
Boston
New York Metro
San Francisco Silicon Valley
Chicago
Northern Virginia
Los Angeles
Phoenix
Dallas
Charlotte
Atlanta
Austin
Houston
Miami
Fortaleza
Rio de Janeiro
Sao Paulo
Santiago
Stockholm
Copenhagen
Manchester
Dublin
Amsterdam
London
Düsseldorf
Brussels
Frankfurt
Paris
Zurich
Vienna
Geneva
Marseille
Madrid

(1) *Pro forma data centre count is adjusted for consummation of the sale of certain properties to and joint venture with Mapletree.*

8

interxion

Full Valuation on Top of InterXion's Strong Historical Stock Price Growth


0.7500x
0.7000x
0.6500x
0.6000x
0.5500x
0.5000x
0.4500x
0.4000x
0.3500x
0.3000x
Deal Exchange Ratio: 0.7067x (18.2% Premium Versus INXN Unaffected Spot Trading Market Exchange Ratio)
Attractive Timing:
Appreciation Since 11/21/16 (1) – 10/9/19:
InterXion 2.3x | Digital Realty 1.5x
Trading Market Exchange Ratio
Deal Exchange Ratio
10/25/14
10/25/15
10/25/16
10/25/17
10/25/18
10/25/19

Sources: (a) Guggenheim Securities, LLC, (b) InterXion Schedule 14D-9 dated January 29, 2020 and (c) FactSet Research Systems, Inc. as of October 25, 2019 (the last practicable trading day prior to the meeting of the InterXion Board to approve the transaction).

(1) Represents the transaction valuation date of Digital Realty's initial proposal to InterXion.

9

interxion

Compelling Value Proposition for InterXion's Shareholders

Strong Historical Stock Price Performance, Advantageous Market Timing and Highest Publicly Traded Data Centre Transaction Premium


$100
$90
$80
$70
$60
$50
$40
$30
$20
10/25/14
10/25/15
10/25/16
10/25/17
10/25/18
10/25/19
Transaction Headline/Notional Value @ 10/28/19: $93.48
19.6% Premium
INXN Unaffected Stock Price @ 10/9/19: $78.14
INXN Stock Price Up 2.3x Since INXN's Initial Discussions with DLR


$146.12
INXN Stand-Alone DCF Value
$95.61
Midpoint
$66.06
56% Upside
(Midpoint to Midpoint)
$171.32
INXN *Pro Forma* Share of MergeCo DCF Value
$149.44
Midpoint
$132.56
De-Risking vs. INXN Stand-Alone

Significant Intrinsic Value Upside

Sources: (a) Guggenheim Securities, LLC, (b) InterXion Schedule 14D-9 dated January 29, 2020 and (c) FactSet Research Systems, Inc. as of October 25, 2019 (the last practicable trading day prior to the meeting of the InterXion Board to approve the transaction).

10

interxion

Highest Multiple Paid in a Major Data Centre Transaction


DLR / INXN multiple substantially higher than DLR / DFT despite fact that INXN is a corporate taxpayer and DFT was a US REIT
14.1x
$2.8B
15.6x
£2.7B
13.0x
$0.9B
21.1x
$7.6B
37% Greater
29.0x (1)
$8.8B
Telecity Group / InterXion Feb. 2015
Equinix / Telecity Group May 2015
Digital Realty / Equicity May 2016
Digital Realty / DuPont Fabros June 2017
Digital Realty / InterXion Oct. 2019
Enterprise Value / Forward EBITDA (2)

Sources: (a) Guggenheim Securities, LLC and (b) InterXion Schedule 14D-9 dated January 29, 2020.

(1) In the case of InterXion, EBITDA represents company-provided pre-IFRS16 EBITDA.

(2) Generally, when Guggenheim Securities, LLC calculates transaction multiples in the data centre segment, it assumes zero excess cash and cash equivalents since such balance sheet amounts are either (a) deemed to be operational/working capital in nature or (b) expected to be deployed to build out incremental data centre capacity (which in turn will contribute to projected revenue and free cash flow streams).

11

interxion

Multiple Offered is Even More Compelling After Adjusting for InterXion Being Taxable Versus the Largely Untaxed REITs(1)(2)


30.0x
25.0x
20.0x
15.0x
10.0x
5.0x
0.0x
Spot Headline/Notional AEV / 2020E EBITDAR Multiple of: 23.2x
21.3x
19.6x
21.2x
15.9x
19.9x
14.9x
18.9x
17.0x
12.8x
20.2x
15.1x
18.5x
18.4x
13.8x
interxion
DIGITAL REALTY
EQUINIX
CyrusOne
CORESITE
switch
QTS
Represents Trading Profile as Unaffected by M&A Rumors
Represents Tax-Adjusted Multiples for US REITs (3)

Sources: (a) Guggenheim Securities, LLC, (b) InterXion Schedule 14D-9 dated January 29, 2020 and (c) FactSet Research Systems, Inc. as of October 25, 2019 (the last practicable trading day prior to the meeting of the InterXion Board to approve the transaction).

(1) Multiples shown represent trading metrics as of October 25, 2019.

(2) Generally, when Guggenheim Securities, LLC calculates trading multiples in the data centre segment, it assumes zero excess cash and cash equivalents since such balance sheet amounts are either (a) deemed to be operational/working capital in nature or (b) expected to be deployed to build out incremental data centre capacity (which in turn will contribute to projected revenue and free cash flow streams). AEV equals enterprise value plus capitalized rent (rent capitalized at an assumed 7% cap rate). EBITDAR calculated as EBITDA plus operating rent expense.

(3) In calculating the tax-adjusted multiples for US REITs, Guggenheim Securities, LLC used an illustrative simplifying analytical assumption that there was a 25% tax burden as the result of corporate income tax.

12

interxion

Post-Announcement Trading Driven by Sector Downturn, Not Transaction Concerns[(1)]



Share Price Index
Treasury Yield
110%
105%
100%
95%
90%
85%
80%
2.00%
1.90%
1.80%
1.70%
1.60%
1.50%
1.40%
Indexed to 10/28/19
Data centre peer group trades down
Data centre peer group begins recovery
Press speculation of potential INXN sale surfaces
Post announcement, INXN and DLR trade in lock-step due to fixed exchange ratio
Inverse trading relationship between US data centre REITs and interest rates
10/9/19
10/16/19
10/23/19
10/30/19
11/6/19
11/13/19
11/20/19
11/27/19
12/4/19
12/11/19
12/18/19
12/25/19
1/1/20
1/8/20
1/15/20
1/22/20
1/29/20
2/6/20
InterXion
Digital Realty
Equinix
Other Peers (2)
10-Yr US Treasury Yield

Source: FactSet Research Systems, Inc. as of February 6, 2020.

(1) Share price performance since October 9, 2019 (the unaffected date), indexed to October 28, 2019 (day prior to DLR/INXN transaction announcement); assumes reinvestment of any cash dividends.

(2) Includes non-market weighted index of CoreSite, CyrusOne, QTS and Switch.

13

Post-Announcement — Positive Sentiment “Digital Realty has agreed to pay what appears to be a full price for InterXion.” – MoffettNathanson, October 29, 2019 “…it is worth noting that others who have rolled data centers equity into a larger entity have witnessed meaningful appreciation over a prolonged period of time…At this point, we think the price is acceptable and expect no one to top the deal.” – SunTrust, October 30, 2019 “We do believe the strategic, operating, and financial considerations outlined in the Schedule 14D-9 also contribute to rationale for InterXion to pursue the deal at the current terms…we continue to believe the probability is low for a competing bid to emerge for InterXion.” – Citi, January 29, 2020 “We believe the proxy validates our view that Digital Realty is the most capable buyer for InterXion. Also, we note that the recent run in Digital Realty's stock price has brought InterXion's shares nearly back to the initial implied bid price. InterXion now only trades 29 bps above the deal price, from ~100 bps at YE19, which implies that the market's hope of an increased price by Digital Realty is dwindling.” – Jefferies, January 30, 2020 “Taking the information provided in the proxy into account, we still believe an overbid is unlikely.” – Cowen, January 30, 2020 After Filing of 14D-9 — Continued Positive Sentiment “We understand that a number of factors may have contributed to the timing of the transaction for both Digital Realty and InterXion, including evolution of 1) the preferences from its largest customers for fewer, larger global suppliers and 2) the competitive landscape, with EQIX adopting a broader multi-product approach in Europe with its new well-funded hyper-scale joint venture.” – Citi, November 13, 2019 Sell-Side Analysts Endorse Both Strategic Fit and Valuation “We believe the proposed merger between DLR and INXN makes a lot of sense strategically and creates a powerful combination given the complementary nature of each business. We view DLR’s global platform and ability to offer product and customer diversity a great match with InterXion’s Pan-European DC platform of highly connected and strategically located facilities.” – Stifel, October 30, 2019 “…we remain positive on the DLR acquisition of INXN, and continue to expect positive momentum…” – Raymond James, November 8, 2019 “The pending merger with Digital Realty Trust will create a stronger global data center and is compelling from a strategic standpoint.” – William Blair, November 11, 2019 interxion

Extensive Exploration of Strategic Alternatives



DIGITAL REALTY
March 2016: Initial discussions
October 2016: Proposed all-stock acquisition at fixed exchange ratio of 0.437x, a 7% premium
March 2017: Proposed all-stock acquisition at fixed exchange ratio of 0.410x to 0.415x, an 8-9% premium
September 2017: Proposed stock-and-cash acquisition at fixed exchange ratio of 0.4019x plus $12.00 in cash, a 16% premium
January 2018: Proposed stock-and-cash acquisition at fixed exchange ratio of 0.5900x plus $1.25 in cash, a 9% premium
Subsequently increased the cash component to $4.13, a 14% premium
February 2018: Proposed stock-and-cash acquisition at fixed exchange ratio of 0.5900x plus an amount of cash to represent a 15% premium
August 2019: Proposed stock-and-cash acquisition at 15% premium with a combination of 60-70% stock and the rest in cash
October 2019: Proposed all-stock acquisition at 15% premium, ultimately negotiated as fixed exchange ratio of 0.7067x
Key Discussions with Other Parties
May 2015: Telecity and INXN agree to terminate definitive agreement to merge
A
April 2015: Initial discussions and subsequent episodic discussions
B
August 2015: Initial discussions
INXN Stock Price = $28.20
A
February/May 2016: Continued discussions
B
April 2016: Continued discussions
C
December 2016: Initial discussions
D
February 2017: Initial discussions and subsequent episodic discussions
C
March 2017: Proposed all-stock combination in no-premium merger of equals
E
May 2017: Initial discussions
B
May 2017: Terminated discussions
E
September 2017: Proposed all-cash acquisition at $60.00, a 16% premium
C
August 2017: Proposed all-stock acquisition at fixed exchange ratio of 0.9125x, a 15% premium
September 2017: Terminated discussions
E
January 2018: Terminated discussions
F
October 2018: Initial discussions
November 2018: Proposed all-cash acquisition at $72.50 to $75.00, a 17-21% premium (conditioned on exclusivity)
A
January 2019: Proposed contributing its data centre business in exchange for shares
G H
April 2019: Initial discussions
May 2019: Terminated discussions
F
May 2019: Proposed all-cash acquisition at $80.00 to $81.00, a 9-10% premium (conditioned on exclusivity)
D
July 2019: Proposed selling certain assets
A
September 2019: Continued discussions
F
August 2019: Continued discussions including all-cash acquisition up to $90.00 (conditioned on exclusivity)
Unaffected INXN Stock Price = $78.14
2015
2016
2017
2018
2019

Sources: (a) Guggenheim Securities, LLC and (b) "Item 4 — (b) Background of the Purchase Agreement; Reasons for the Recommendation of the Company Board — Background of the Purchase Agreement" of the InterXion Schedule 14D-9 dated January 29, 2020.

15

Key Considerations for InterXion Shareholders Upcoming Vote at the InterXion EGM Enables the Process to Proceed and InterXion’s Shareholders to Decide About the Proposed Transaction Via the Exchange Offer February March April May InterXion EGM (February 27, 2020) Competition and Other Regulatory Filings and Approvals Completion Expected as Early as March, in Any Event by End of May Exchange Offer — Represents De Facto InterXion Shareholder Approval Mechanism Launched on January 29, 2020; Remains Open Until Competition and Other Regulatory Approvals Have Been Obtained EGM Authorizes Customary Dutch Back-End Mechanics Unlike in most traditionally structured, non-US/Dutch stock-for-stock mergers, the InterXion shareholder vote at the EGM does not by itself allow for the overall transaction to be consummated. In this case, InterXion shareholder approval of the overall transaction effectively occurs via the tendering of shares pursuant to the exchange offer InterXion shareholder vote at the EGM is required to authorize certain customary Dutch back-end restructuring transactions that will be implemented after completion of the exchange offer, thereby allowing Digital Realty to become the sole owner of all or substantially all of InterXion's business operations InterXion shareholder vote requires a 2/3 majority of the votes cast at the EGM, representing at least 50% of InterXion’s share capital Exchange Offer Is De Facto Transaction Approval Mechanism The exchange offer — not the EGM — represents the de facto InterXion shareholder approval mechanism with respect to the overall transaction As a practical matter, the exchange offer provides InterXion’s share-holders with a high degree of transaction optionality all the way up to the closing date of the exchange offer (expected shortly after competition and other regulatory approvals have been obtained and other transaction conditions have been satisfied/waived) At any time prior to the expiration of the exchange offer, InterXion’s Board may change its recommendation as a result of any inbound “Superior Proposal” (as defined by and pursuant to the terms in the Purchase Agreement) At least 80% of InterXion’s outstanding shares must be tendered in order for the overall transaction to close; however, Digital Realty may reduce the minimum tender threshold to 66 2/3%

Concluding Thoughts Significant Premium Highest EBITDA Multiple of Any Major Transaction in the Data Centre Segment Advantageous Timing Optimal Form of Merger Consideration at a Favorable Relative Value Post-Announcement Trading Reflected Sector Concerns, Not Transaction Concerns A Compelling Valuation Now, With Significant Upside Potential for the Future The Global Data Centre Business is Evolving In Addition to Digital Realty, InterXion Held Substantive Discussions With Eight Other Parties Digital Realty Is The Best Complementary Fit and This Transaction Is the Best Path Forward The Proposed Transaction Significantly De-Risks — From Both a Business Perspective and a Financial Perspective — InterXion’s Future Growth Prospects The Right Time, the Right Partner, the Right Strategic Move

Appendix

interxion

Derivation of Transaction Multiples[1]

	(in millions, except for per share)			Spot @ 10/25/19
			Metric	
1	**DLR Stock Price**			**$132.82**
2	[×]: Exchange Ratio			0.7067x
3	**Transaction Consideration per Share**			**$93.86**
4	**Implied Net Equity Value**[2]			**$7,305.0**
5	[–]: Excess Cash & Cash Equivalents @ 9/30/19[3]			0.0
6	[–]: Options Proceeds			(5.3)
7	[+]: Non-Controlling Interest (iColo)			12.0
8	[+]: Total Debt @ 9/30/19			1,438.6
9	**INXN Enterprise Value**			**$8,750.2**
10	[+]: Capitalized Rent[4]			517.3
11	**INXN Adjusted Enterprise Value**			**$9,267.6**
12	**INXN Enterprise Value Multiple:**			
13	EBITDA (Pre-IFRS16)	— 2019E	$302.0	**29.0x**
14		— 2020E	354.2	24.7
15	**INXN Adjusted Enterprise Value Multiple:**			
16	EBITDAR (Post-IFRS16)[5]	— 2019E	$344.3	26.9x
17		— 2020E	399.1	**23.2**

Used for apples-to-apples comparison across precedent M&A transactions

Used for apples-to-apples comparison across publicly traded comparable companies

Sources: (a) InterXion 10 Year Outlook (dated September 11, 2019) as updated and extrapolated by InterXion's senior management for subsequent two years, (b) company filings, (c) FactSet Research Systems, Inc. as of October 25, 2019 (the last practicable trading day prior to the meeting of the InterXion Board to approve the transaction) and (d) Bloomberg.

(1) Where applicable, InterXion metrics converted from EUR to USD at the spot exchange rate on October 25, 2019 of 1.1091 EUR/USD.

(2) Reflects 77.825 million estimated gross shares as of October 25, 2019 comprised of (a) 76.609 million ordinary shares outstanding, (b) 0.164 million in-the-money options, (c) 0.452 million PSUs, (d) 0.417 million RSUs and (e) assumed post-signing grants of 0.184 million.

(3) Generally, when Guggenheim Securities, LLC calculates transaction multiples in the data centre segment, it assumes zero excess cash and cash equivalents since such balance sheet amounts are either (a) deemed to be operational/working capital in nature or (b) expected to be deployed to build out incremental data centre capacity (which in turn will contribute to projected revenue and free cash flow streams).

(4) Rent capitalized at an assumed 7% cap rate.

(5) EBITDAR calculated as EBITDA plus operating rent expense.

19